May 12, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jay Ingram

Re:	Zendesk, Inc.

Registration Statement on Form S-1 (File No. 333-195176)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between May 5, 2014 and the date hereof, approximately 3,502 copies of the Preliminary Prospectus dated May 5, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Eastern Daylight Time, on Wednesday, May 14, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

MORGAN STANLEY & CO. LLC

As representatives of the Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Richard Cohn
	Name:	Richard Cohn
	Title:	Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ John McQueen
	Name:	John McQueen
	Title:	Vice President